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[EDEN BIOSCIENCE LOGO]

                                                              EXHIBIT (a)(1)(C)


June 17, 2002

Dear Employee:

        In recognition of your service as an employee of EDEN Bioscience Corporation and in view of the fact that one or more of your existing stock options may have exercise prices higher than the current fair market value of EDEN's common stock, I am pleased to inform you that we are offering to exchange certain outstanding options to purchase shares of our common stock granted under the EDEN Bioscience Corporation 1995 Combined Incentive and Nonqualified Stock Option Plan (the "1995 Plan") and the EDEN Bioscience Corporation 2000 Stock Incentive Plan (the "2000 Plan" and together with the 1995 Plan, the "Stock Option Plans") for new options we will grant under the 2000 Plan. We believe that providing employees and officers with the benefit of holding stock options that may increase in value over time creates performance incentives and thereby maximizes shareholder value.

        If you choose to participate in the offer, the number of shares of common stock subject to the new option(s) you receive will be equal to the number of shares subject to the options you tender for cancellation, minus the number of shares subject to options granted to you in October or November 2001, other than options granted during such period expressly in connection with a promotion, with an exercise price of $7.00 per share (the "Additional Options"). We will grant the new options on or about the first business day that is at least six months and one day after the date we cancel the options tendered for cancellation, currently expected to be January 20, 2003. This offer is strictly voluntary. However, if you choose to participate, you will be required to tender for cancellation without replacement any Additional Options that you hold. We will not accept partial tenders of options. Each option that is tendered must be tendered in its entirety. However, you may tender the remaining portion of an option that you have partially exercised, so long as you tender all of the unexercised shares subject to that option.

        The new option(s) we will grant you in exchange for cancellation of your current options that you choose to tender will have substantially the same terms as your current options. Some of the principal differences include:

        - Exercise price. The per-share exercise price of each new option will equal the closing price of our common stock on the date we grant the new option, as reported that day by the Nasdaq National Market. THIS PRICE MAY BE HIGHER, LOWER OR THE SAME AS THE EXERCISE PRICE OF THE OPTION(S) YOU TENDER FOR EXCHANGE OR CANCELLATION.

        - Vesting. Each new option will vest over four years from the vesting start date of the tendered option that it replaces at a rate of 25% on each anniversary of the vesting start date of the tendered option. Each new option will be credited with the service rendered from the vesting start date of the tendered option to the grant date of the new option. This means that some portion of the new options we grant may be vested and immediately exercisable.

        - Term. The term of each new option, which is the same as the term of the tendered options, is 10 years from the date of grant. Note that since each new option will be granted at a later date than the tendered option that it replaces, each new option's term will expire on a later date than the tendered option.

        - Form of option. Many outstanding options were issued as incentive stock options. We will issue all new options as nonqualified options. Please refer to Section 13 of the enclosed offer to exchange for a discussion of the material federal income tax consequences of stock options.

        The offer is explained in greater detail in the enclosed offer to exchange and election form. I encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender your options are also explained in detail in the enclosed materials.

        The following scenarios demonstrate some of the possible outcomes of participation in the offer. This information is provided for illustrative purposes only. Actual results may vary significantly from the following examples.


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June 17, 2002
Page 2 of 2


        Scenario 1

        - John was hired on December 1, 2000. He was granted an option to purchase 1,000 shares of EDEN common stock at $10 per share.

        - In October 2001, John was granted an additional option to purchase 1,000 shares of EDEN common stock at $7 per share. This option was not granted in connection with a promotion.

        - Assume a fair market value on the cancellation date of $3 per share. Assume further that John elected to voluntarily participate in the offer.

        - John's stock option grant to purchase 1,000 shares of EDEN common stock at $7 per share would be cancelled and would not be replaced.

        - Assume a fair market value of $2 per share on the new option grant date.

        - In this scenario, if John remained continuously employed by EDEN from the cancellation date through the grant date, he would receive on the grant date a new option to purchase 1,000 shares of EDEN common stock at $2 per share.

        Scenario 2

        - Assume the same facts as Scenario 1, except that the fair market value is $12 per share on the new option grant date.

        - In this scenario, if John remained continuously employed by EDEN from the cancellation date through the grant date, he would receive on the grant date a new option to purchase 1,000 shares of EDEN common stock at $12 per share. THE RESULT IS THAT JOHN ENDED UP WITH HALF THE OPTIONS HE HAD BEFORE AND HIS NEW OPTION HAS AN EXERCISE PRICE THAT IS HIGHER THAN THE EXERCISE PRICE OF BOTH HIS ORIGINAL OPTION AND THE ADDITIONAL OPTION THAT HE SURRENDERED FOR CANCELLATION.

        Although our board of directors has approved the offer, neither we nor our board of directors makes any recommendation as to whether or not you should tender any of your options for exchange or cancellation without replacement. You must make your own decision whether to tender any of your options.

        The offer will expire at 5:00 p.m., Pacific Daylight Time, on July 17, 2002, unless we extend the offer. Promptly following the expiration date of the offer, we will accept and cancel all tendered options. Under the terms and conditions of the offer, we will grant the new options on or about the first business day that is at least six months and one day following the date we cancel the options accepted for exchange, which is currently expected to be January 20, 2003. At that time, you will receive a new option agreement to be executed by you and EDEN Bioscience Corporation.

        Please direct questions about the offer or requests for assistance or for additional copies of the offer to exchange and election form to Phil Romney, Director of Finance and Controller, or me at 425-806-7300.



                                               Sincerely,


                                               Bradley S. Powell
                                               Chief Financial Officer,
                                               Interim President and Secretary

Enclosures